
April 24, 2019

Robert C. Hodgkins, Jr.
President, Chief Executive Officer and Chief Financial Officer
DCP Holding Company
100 Crowne Point Place
Cincinnati, OH 45241

> **Re: DCP Holding Company**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 11, 2019**
> **File No. 000-51954**

Dear Mr. Hodgkins:

We have reviewed your filing and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A Filed April 11, 2019

General

1. Your disclosures on pages 20, 22 and 35 indicate that officers, managers and directors of DCP Holding Company will continue to be employed by DCP after the merger transaction and that retention was a key consideration for DCP throughout its 2017 and 2018-19 competitive bid processes. We also note that Exhibit I-1 to the merger agreement indicates that the merger parties have negotiated to pay retention bonuses. Accordingly, provide us a legal analysis concerning the applicability of Rule 13e-3 to the merger transaction. For additional guidance, please consider Section 201.01 of the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeffrey Gabor at 202-551-2544 or Joe McCann at 202-551-6262 with any questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Alan K. MacDonald, Esq.